Connexa Sports Technologies Inc.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

April 10, 2024

Kevin Stertzel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Connexa Sports Technologies Inc.

Form 10-K for Fiscal Year Ended April 30, 2023

Filed September 14, 2023

File No. 001-41423

Dear Mr. Stertzel:

By letter dated March 29, 2024, the staff (the “Staff” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Connexa Sports Technologies Inc. (the “Company” or “we”) with its comments to the Amendment No. 1 to the Company’s Form 10-K for the fiscal year ended April 30, 2023 (the “2023 10-K”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended April 30, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note your response and the amendment to your Form 10-K. Please have your independent registered public accounting firm revise the last sentence of the opinion paragraph to also refer to the financial position of the company as of April 30, 2022.

Response:

On the date hereof, we are filing Amendment Number 2 to the 2023 10-K (the “Amendment”). The Amendment includes a revised audit opinion that now refers to both fiscal years covered in the audit, i.e., the fiscal year ended April 30, 2023 and the fiscal year ended April 30, 2022 with respect to the financial position of the Company. In addition, the Company is filing, as exhibits to the Amendment, currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer.

Thank you for your assistance in reviewing this filing.

Very truly yours,

Mike Ballardie

Chief Executive Officer

Connexa Sports Technologies Inc.